Exhibit (a)(1)(vii)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated March 15, 2013, and the related Letter of Transmittal and any amendments or supplements thereto. The Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, the Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, the Purchaser cannot comply with the state statute, the Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Sauer-Danfoss Inc.

at

$58.50 Net Per Share

by

Danfoss Acquisition, Inc.

a wholly owned subsidiary of

Danfoss A/S

Danfoss Acquisition, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Danfoss A/S, a corporation organized under the laws of Denmark (“Parent”), is offering to purchase all issued and outstanding shares of common stock, par value $0.01(the “Shares”), of Sauer-Danfoss Inc., a Delaware corporation (the “Company”), that are not already owned by Parent and its subsidiaries (collectively, excluding the Company and its subsidiaries, the “Danfoss Group”) at a price of $58.50 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, and on the other terms and subject to the conditions specified in the Offer to Purchase, dated March 15, 2013, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to Wells Fargo Bank, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any service fees or other commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, ON APRIL 11, 2013, UNLESS THE OFFER IS EXTENDED.

The purpose of the Offer is for Parent, through the Purchaser, to acquire as many of the Shares not already owned by the Danfoss Group as possible as a first step in acquiring the entire remaining equity interest in the Company. Following the consummation of the Offer, the Purchaser intends to effect the Merger (as defined below).

The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares representing at least a majority of the issued and outstanding Shares, excluding Shares owned by (a) the Danfoss Group and their affiliates (including Bitten & Mads Clausens Fond, the controlling stockholder of Parent, but excluding the Company and its subsidiaries), (b) the officers and directors of any member of the Danfoss Group or its affiliates (other than the Company and its subsidiaries) and (c) the officers and directors of the Company (the “Minimum Tender Condition”). The Minimum Tender Condition is not waivable. The Offer is also subject to the other conditions set forth in the Offer to Purchase. The Offer is not subject to any financing condition. See “The Offer — Section 1 — Terms of the Offer” and “The Offer — Section 12 — Conditions of the Offer” in the Offer to Purchase.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 1, 2013, by and among Parent, the Purchaser and the Company (together with any amendments and supplements thereto, the “Merger Agreement”), under which, after the completion of the Offer and the satisfaction or, to the extent permitted, waiver of certain conditions, the Purchaser will be merged with and into the Company, and the Company will continue as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”).  At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares held in the treasury by the Company or owned by Parent or any wholly owned subsidiary of the Company or Parent or held by stockholders who properly demand and perfect appraisal rights under the Delaware General Corporation Law) will, by virtue of the Merger, and without action by the holder thereof, be canceled and converted into the right to receive an amount in cash, without interest and subject to any required withholding taxes, equal to the Offer Price, payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Share. The Merger Agreement is more fully described in the Offer to Purchase.

A special committee comprised solely of independent and disinterested directors (the “Special Committee”) of the board of the directors of the Company (the “Company Board of Directors”) has unanimously adopted resolutions: (a) approving the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (b) determining that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, substantively and procedurally fair to and in the best interests of the unaffiliated stockholders of the Company and (c) recommending that the Company Board of Directors adopt resolutions (i) determining that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, are advisable, substantively and procedurally fair to and in the best interests of the unaffiliated stockholders of the Company, (ii) recommending that the holders of the Shares (other than the Danfoss Group) accept the Offer and tender their Shares pursuant to the Offer and (iii) recommending that the holders of Shares of the Company adopt the Merger Agreement.

The Company Board of Directors, based on the unanimous recommendation of the Special Committee, has unanimously (other than directors nominated to the Company Board of Directors by Parent, each of whom abstained) adopted resolutions: (a) approving the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (b) determining that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, substantively and procedurally fair to and in the best interests of the unaffiliated stockholders of the Company; (c) recommending that the holders of Shares of the Company accept the Offer and tender their Shares pursuant to the Offer; and (d) recommending that the holders of Shares (other than the Danfoss Group) adopt the Merger Agreement.

Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the “Commission”), the Purchaser reserves the right (but is not obligated), at any time or from time to time, to waive or otherwise modify or amend the terms and conditions of the Offer in any respect. However, pursuant to the Merger Agreement, the Purchaser has agreed that it will not, without the prior written consent of the Company and the Special Committee (other than with respect to the Minimum Tender Condition, which is not waivable), waive or modify certain conditions as described in “The Offer — Section 1 — Terms of the Offer” in the Offer to Purchase. Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Commission, the Purchaser reserves the right to, and under certain circumstances the Company may require the Purchaser to, extend the Offer, as described in “The Offer — Section 1 — Terms of the Offer” in the Offer to Purchase.

Any extension or amendment of the Offer, waiver of a condition of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed promptly by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date (as defined in “The Offer — Section 1 — Terms of the Offer” in the Offer to Purchase).

In all cases, payment for any Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares (or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“Book-Entry Transfer Facility”) pursuant to the procedures set forth in “The Offer — Section 2 — Procedure for Tendering Shares” in the Offer to Purchase, (b) a properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in “The Offer — Section 3 — Procedure for Tendering Shares” in the Offer to Purchase)), and (c) any other required documents.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn prior to the Expiration Date if and when the Purchaser gives written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving payments from the

Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price, regardless of any extension of the Offer or delay in payment for Shares.

Except as otherwise provided in “The Offer — Section 4 — Withdrawal Rights” in the Offer to Purchase, tenders of Shares pursuant to the Offer are irrevocable. A stockholder may withdraw some or all of the Shares previously tendered pursuant to the Offer at any time prior to the Expiration Date and, unless and until the Purchaser has previously accepted them for payment, such Shares may also be withdrawn after May 14, 2013. For a withdrawal of Shares to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in “The Offer — Section 3 — Procedure for Tendering Shares” in the Offer to Purchase) through the Book-Entry Transfer Facility) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares properly withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time prior to the Expiration Date by again following any of the procedures described under “The Offer — Section 3 — Procedure for Tendering Shares” in the Offer to Purchase. If the Shares were tendered by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, a stockholder must instruct its broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of the Shares. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole and absolute discretion, which determination shall be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, the Purchaser, the Depositary, the Information Agent (as defined below) or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or to waive any such defect or irregularity or incur any liability for failure to give such notification or waiver.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 and by Rule 13e-3(e)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign or other tax laws. Holders of Shares are urged to consult with their own tax advisors as to the particular tax consequences of the Offer and the Merger to them.

The Offer to Purchase and the related Letter of Transmittal and the Company’s Solicitation/
Recommendation Statement on Schedule 14D-9 filed with the Commission in connection with the Offer contain important information and each such document should be read carefully and in its entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth below. Additional copies of the Offer to Purchase and the Letter of Transmittal may be obtained from the Information Agent or from brokers, dealers, commercial banks, trust companies or other nominees. Such copies will be furnished promptly at the Purchaser’s expense. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or as otherwise described in “The Offer — Section 14 — Fees and Expenses” in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

Telephone: (212) 929-5500 (call collect)

or

Toll Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

March 15, 2013